EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Holbrook Limited	(Hong Kong)
Phillipsburg Limited	(Hong Kong)
Deckers Consumer Direct Corporation	(Arizona)
Deckers Europe B.V.	(The Netherlands)
Deckers International Limited	(Bermuda)
Deckers Asia Pacific Limited	(Hong Kong)
Deckers Europe Limited	(United Kingdom)